Filed by Coeur D’Alene Mines Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Coeur D’Alene Mines Corporation

Commission File No.:001-08641

The following is the Spanish language version of a “Frequently Asked Questions” document distributed to employees of Coeur D’Alene Mines Corporation on February 13, 2013.

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1.	¿Qué se anunció hoy?

•	Coeur anunció que ha presentado una propuesta vinculante para adquirir Orko Corp. en una transacción en efectivo y acciones, con un valor total de aproximadamente $384 millones CAD.

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Orko también anunció que, después de recibir el asesoramiento de sus asesores financieros y legales, su Directorio ha determinado que la Propuesta de Coeur constituye una “Propuesta Superior” en virtud de su acuerdo de representación celebrado con First Majestic previamente anunciado.

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Según el acuerdo de representación de Orko, First Majestic ahora tiene cinco días hábiles para igualar la Propuesta de Orko y, en caso contrario, Orko dará por terminado el acuerdo de representación con First Majestic y celebrará un acuerdo definitivo con Coeur.

2.	¿Quién es Orko Silver Corp?

•	Orko está explotando uno de los mayores y principales depósitos de plata del mundo, La Preciosa, situado cerca de la ciudad de Durango, en el Estado de Durango, México.

•	Orko tiene una participación del 100 % en el proyecto La Preciosa que abarca aproximadamente 80.000 acres de concesiones mineras contiguas.

3.	¿Por qué Coeur está interesado en adquirir Orko?

•	Una asociación con Orko ayudaría a consolidar la posición de Coeur como productor líder de plata orientado hacia el crecimiento.

•	La incorporación de Orko diversificaría aún más la cartera de activos y la presencia geográfica de Coeur, además de mejorar nuestro potencial de crecimiento futuro.

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El activo clave de Orko, el proyecto La Preciosa, es uno de los mayores depósitos de plata sin explotar del mundo. El flujo de caja y la fuerte posición de liquidez de Coeur apoyarán el desarrollo de este proyecto, que creemos que se convertirá en una de las minas de plata más importantes del mundo.

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La Preciosa tiene una contundente importancia económica y se espera que tenga una larga vida útil. Además, se encuentra en una agradable jurisdicción minera con una infraestructura local bien desarrollada.

4.	¿Afectará este anuncio las operaciones diarias de Coeur?

•	La mayoría de los empleados de Coeur no deberían esperar cambios en sus vidas laborales cotidianas como resultado del anuncio de hoy. Es un negocio habitual en Coeur.

•	Hasta que se complete la transacción, que se espera para el segundo trimestre de 2013, Coeur y Orko continuarán operando como compañías independientes.

5.	¿Cuáles son los próximos pasos?

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Según el acuerdo de representación de Orko, First Majestic ahora tiene cinco días hábiles para igualar la Propuesta de Coeur. Estos cinco días terminan el Martes, 19 de febrero 2013 y, en caso contrario, Orko dará por terminado el acuerdo de representación con First Majestic y celebrará un acuerdo definitivo con Coeur.

•	La adquisición de Orko por parte de Coeur estaría sujeta a las condiciones habituales de cierre y a la votación de los accionistas de Orko, y se espera que finalice en el segundo trimestre de 2013.

6.	¿Qué debo decir si me contacta alguna persona ajena a la empresa?

•	Si recibe alguna pregunta de los medios de comunicación o de otras personas ajenas a Coeur, sírvase contactar a Stefany Bales por sbales@coeur.com o al (208) 667-8263.

Additional Information and Where to Find It

This document relates to Coeur D’Alene Mines Corporation’s (“Coeur”) proposed acquisition (the “Transaction”) of Orko Silver Corp. Shares of Coeur’s common stock (the “Coeur Shares”) issuable upon (i) the exercise of warrants (the “Warrants”) to acquire Coeur Shares to be issued by Coeur in connection with the proposed Transaction and (ii) the exchange of exchangeable securities (the “Exchangeable Shares”) to be issued by a subsidiary of Coeur in connection with the proposed Transaction which may be registered pursuant to a registration statement on Form S-4 to be filed with the U.S. Securities and Exchange Commission (the “SEC”) or issued pursuant to an available exemption. This document is not a substitute for any registration statement or any other document that Coeur may file with the SEC or send to its shareholders in connection with the offer and/or issuance of Coeur Shares in connection with the exercise of the Warrants and exchange of the Exchangeable Shares. Investors who may receive Warrants or Exchangeable Shares in the Transaction are urged to read Coeur’s registration statement on Form S-4, if and when filed, including the prospectus, and all other relevant documents that may be filed with the SEC as and if they become available because they will contain important information about the issuance of Coeur Shares upon the exercise of any Warrants and exchange of any Exchangeable Shares. All documents, if and when filed, will be available free of charge at the SEC’s website (www.sec.gov). You may also obtain these documents by contacting Coeur’s Investor Relations department at Coeur D’Alene Mines Corporation; Investor Relations; (208) 665-0345; wyang@coeur.com. This document does not constitute an offer to sell or the solicitation of an offer to buy any securities.